Exhibit 99.40

CANNTRUST™ REPORTS RECORD REVENUE FOR Q4 and FY 2017

VAUGHAN, ON, Jan. 9, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company" | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR") program, today is pleased to report preliminary revenue for Q4 and the fiscal year ending December 31, 2017. All amounts expressed are in Canadian dollars unless otherwise noted.

CannTrust continues to deliver very strong results which exceeded its 2017 projections. Preliminary Revenues for the three and twelve month periods ended December 31, 2017 were $7.0M and $20.7M respectively. This very positive growth trajectory continued despite the doubling of the number of new Licenced Producers in 2017.

2017 Fourth Quarter Highlights

•	Record Revenues of $7.0M in Q4 2017, a 233% increase from the $2.1M in the comparable prior year period
•	Record Revenues of $20.7M in 2017, a 370% increase from the $4.4M in the comparable prior year period Sales of cannabis extracts increased to over 64% of total cannabis sales in the quarter
•	CannTrust received its Cultivation License from Health Canada under the ACMPR for its recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. Phase 1 was completed both on budget and on time
•	Two harvests have now been completed at the Niagara Facility

The Company notes that these unaudited estimated results for the Company are based on management's initial review of operations for the period ended December 31, 2017. They are subject to adjustments in conjunction with the completion of the Company's customary closing procedures and the audit for the year ending December 31, 2017. Consequently, final results may differ from these preliminary estimates and any changes could be material. The Company expects to release the final December 31, 2017 audited financial results in late March 2018.

Developments subsequent to the Quarter

•	CannTrust received its licence from Health Canada to produce cannabis oil capsules under the ACMPR. The launch is expected in Q1 2018
•	CannTrust’s planned Phase 2 expansion of its Niagara Greenhouse Facility is now underway and is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 are expected to conservatively produce an additional 40,000 kilograms per annum of high quality cannabis product
•	In order to accommodate the Company’s expanded customer service center, the Vaughan Facility has been increased by an additional 10,000 sq. ft.

Management Overview

“We are very pleased with our Q4 and FY 2017 results. Based on the recently released Health Canada data for the period ending Sept 2017, CannTrust is capturing approximately 25% of all new patients using cannabis under the ACMPR. We expect 2018 to be another strong year of growth for CannTrust.” said Eric Paul CEO.

“We are excited to expand our product lines as we continue to drive revenue growth via these new and existing customer channels in order to allow even more customers access to our industry leading standardized products.” said Brad Rogers President & COO.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca